





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERNATIONAL EQUITY SERVICES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 BLOOMINGDALE ROAD, STE 3400
(No. and Street)

WHITE PLAINS	NY	10605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL DOS SANTOS — 914-949-9183
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERKOWER LLC
(Name – *if individual, state last, first, middle name*)

517 ROUTE ONE	ISELIN	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL DOS SANTOS   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
INTERNATIONAL EQUITY SERVICES   , as
of 13MARCH   , 20 20   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

PRESIDENT & FINOP
_____
Title


Notary Public

JOANNE COLON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6042536
Qualified in Westchester County
My Commission Expires May 30, 2018 22

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INTERNATIONAL EQUITY SERVICES, INC.

**FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES**

<u>**YEAR ENDED DECEMBER 31, 2019**</u>

INTERNATIONAL EQUITY SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2019

CONTENTS

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
International Equity Services Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **International Equity Services Inc.** (the "Company") as of December 31, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Schedule I- Computation of Net Capital Under Rule 15c3-1; Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3; and Schedule III-Information Relating to Possession or Control Requirements Under Rule 15c3-3) (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2019.

Berkower LLC

Iselin, New Jersey
March 13, 2020

INTERNATIONAL EQUITY SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
<u>December 31, 2019</u>

<u>ASSETS</u>

Cash and cash equivalents	$	217,411
Due from clearing broker		10,886
Prepaid expense		113
Operating lease ROU assets		70,454
Property and equipment, net of accumulated depreciation		2,672
Total Assets	$	301,536

<u>LIABILITIES AND STOCKHOLDERS' EQUITY</u>

Liabilities:

Accounts payable and accrued expenses	$	16,842
Operating lease liabilities		70,454
Income taxes payable		175
Total Liabilities		87,471

Stockholders' Equity:

Common stock - no par value, 200 shares authorized, 20 shares issued and outstanding	30,500
Retained earnings	183,565
Total Stockholders' Equity	214,065
Total Liabilities and Stockholders' Equity	$ 301,536

See accompanying notes to financial statements.

INTERNATIONAL EQUITY SERVICES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED
December 31, 2019

Revenues:		
12b-1 Fees	$	287,024
Commission Income		19,461
Total Revenue		306,485
Expenses:		
Clearing Charges		8,735
Compensation		193,004
Technology		38,035
Travel & Entertainment		34
Occupancy		43,288
Professional Fees		37,460
State Taxes		300
Other Expenses		30,847
Total Expenses		351,702
Income (Loss) Other Items		(45,217)
Interest Income		77
Net Income (Loss)	$	(45,141)

See accompanying notes to financial statements.

INTERNATIONAL EQUITY SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
December 31, 2019

Cash Flows From Operating Activities:		
Net Income (Loss)	$	(45,141)
Adjustments to reconcile net income (loss) to net cash		
provided by (used in) operating activities		
Depreciation		7,714
(Increase) decrease in operating assets:		
Due from clearing broker		(77)
Prepaid expense		3,848
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		8,741
Income taxes payable		-
Total adjustments		20,226
Net cash provided by (used in) operating activities		(24,915)
Cash Flows From Investing Activities:		
Acquisition of property and equipment		-
Net cash used in investing activities		-
Cash Flows From Financing Activities:		
Capital distributions		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		(24,915)
Cash and cash equivalents, Beginning of Year		242,326
Cash and cash equivalents, End of Year	$	217,411
Supplemental disclosures of cash flow information:		
Right of use asset obtained in exchange for lease obligation	$	70,454

See accompanying notes to financial statements.

INTERNATIONAL EQUITY SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
December 31, 2019

	Common Stock	Capital Distribution	Retained Earnings	Total Stockholders' Equity
Balances, January 1, 2019	$30,500	$0	$228,706	$259,206
Shareholder Distribution		$0		-
Net Income (Loss)			(45,141)	(45,141)
Balances, December 31, 2019	$30,500	$0	$183,565	214,065

See accompanying notes to financial statements.

INTERNATIONAL EQUITY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

Note (1) - Nature of Business:

International Equity Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by another broker on a fully disclosed basis. Accordingly, open customer transactions are not reported on the books and records of the Company.

Note (2) - Summary of Significant Accounting Policies

(A) Method of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which the revenues are earned regardless of when the cash is received, and recognizes expenses in the accounting period in which the expenses are incurred regardless of when cash is disbursed.

(B) Revenue Recognition

Revenues are primarily comprised of commissions on trade executions, commissions on sale of investment company shares, and related charges. Commissions on such transactions are recorded on a trade date basis as is the related expenses. Interest revenue is generated on margin accounts and is recognized as earned.

(C) Securities and Transactions:

The Company records securities transactions, including commission revenue on a trade-date basis.

(D) Income Taxes:

The Company has elected under the applicable provision of the Internal Revenue Service and New York State Franchise Tax Codes to have the Corporation report its income for Federal and New York State Franchise tax purposes as an "S" corporation. Accordingly, the stockholders report the net taxable income or loss of the Company in their personal returns. Therefore, no provisions are made in the accompanying financial statements for Federal or NYS Franchise taxes, except for the NYS Franchise tax on "S" corporations.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's files its income tax returns in the US federal as well as state and local jurisdictions, and remains subject to U.S. federal and state income tax audits for all periods subsequent to 2015.

(E) Property and Equipment:

Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

(F) Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2019 , there were no cash equivalents.

INTERNATIONAL EQUITY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2019

Note (2) - Summary of Significant Accounting Policies - Continued
(G) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(H) Concentration of Credit Risk

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(I) Leases

The Company recognizes and measures it leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancelable operating lease for office space. The Company determines if an arrangement is a lease or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, the incremental borrowing rate (3.75%) is used based on the information available at the date of the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability, i.e. the present value of the remaining lease payments. Lease cost for these lease payments is recognized on a straight-line basis over the lease term.

Note (3) - Property and equipment

Property and equipment consists of the following as of:	December 31, 2019
Furniture and equipment $	18,384
Computer equipment	53,166
	71,550
Less: Accumulated depreciation	68,879
Net book value $	2,672

INTERNATIONAL EQUITY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2019

Note (3) - Property and equipment - Conintued

Depreciation amounted to for the year ended   December 31, 2019 **$ 7,714**

Fixed assets are depreciated using the straight-line method over the estimated life of the related asset.

Note (4) - Related party Transactions

The Company and its affiliate are owned by the same stockholders. The Company pays its pro-rata share of the rent and electricity for the space it occupies.

Total expenses paid for the year ended December 31, 2019   was: **$ 43,288**

Note (5) - Net capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At   December 31, 2019 , the Company had net capital of: **$ 211,062**
which exceeded its requirement of $5,000 by: **$ 206,062**

As   December 31, 2019 , the Company had a percentage of
of aggregate indebtedness to net capital of: **0.0806   to 1**

Note (6) – Compensated Absences

Employees of the Company are entitled to paid vacations, paid sick days and personal days off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Note (7) – Subsequent events evaluation

Management has evaluated subsequent events through March 13, 2020, the date the financial statements were issued.

Note(8) - Commitment and Contingencies

In the normal course of busines activities, the Company is subject to regulatory examinations, other inquiries and other various legal actions. These matters could result in censures, fines, sanctions and legal settlements. As of the date of these financial statements, the Company is subject to an examination by the U.S. Securities and Exchange Commission. The financial impact, if any, of that examination can not be estimated.

INTERNATIONAL EQUITY SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS - CONCLUDED
December 31, 2019

Note(9) - Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Clients and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with clients that fall within its scope. The Company's revenues are earned from fees for investors who were introduced to mutual and investment funds, and from commissions for the purchase and sale of securities at the approval/request of its customers.

Note(10) - Leases

The Company has an obligation as a lessee for office space with an initial noncancelable term in excess of one year. The Company classifies this lease as an operating lease. The lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments under the lease include fixed payments, plus variable payments. The lease requires the Company to make variable payments for its share of electricity and property taxes. These variable lease payments are not included in the lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts for operating leases reported in the Statement of Financial Condition as of December 31, 2019 are as follows:

Operating lease ROU assets	$	70,454
Operating lease liabilities		70,454

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2019 are as follows:

Year Ending December 31,		
2020	$	39,334
2021		33,131
Total undiscounted lease payments		72,465
Less: Imputed interest		(2,011)
Total lease liabilities	$	70,454

INTERNATIONAL EQUITY SERVICES, INC.
COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
December 31, 2019

Total Owners Equity - Statement of Financial Condition	$	214,065
Less: Ownership equity not allowable for Net Capital		-
Total Owners Equity qualified for Net Capital		214,065
Add: Liabilities subordinated to claims of general creditors allowable		
in the computation of net capital		-
Total capital and allowable subordinated liabilities		214,065
Deductions and/or charges:		
Total non-allowable assets (detail)		
Fixed assets		2,672
Prepaid expenses		113
Total deductions		2,785
Net Capital before haircuts on securities positions		211,280

Haircuts on securities (detail):			
Hilltop Securities Inc - Security Account	10,886	2%	218
Total haircuts			218
Net Capital			211,062

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Total A. I. liabilities from the statement of financial condition (detail):	
Accounts payable and accrued expenses	16,842
Income taxes payable	175
	17,017
Ratio of aggregate indebtedness to net capital:	0.0806

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

1. Minimum dollar net capital requirement of broker/dealer			5,000
2. Minimum net capital required - 6 2/3% of total A. I.:			
	17,017 X	6.67%	1,135
Net capital requirement - greater of 1 or 2 above			5,000
Excess net capital - Net Capital less Net Capital requirement		$	206,062

RECONCILIATION OF NET CAPITAL TO FOCUS NET CAPITAL:

Reconciliation with the Company's computation, included in Part 2A of Form X-17-a-5 as of   December 31, 2019

Net capital, as reported in the Company's Part IIA unaudited FOCUS Report	$	211,062
Audit adjustment to assets and liabilities	$	-
Net Capital per above	$	211,062
Difference	$	-

INTERNATIONAL EQUITY SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED
<u>December 31, 2019</u>

The Company is a noncarrying broker-dealer exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraphs (k)(2)(i) and (k)(2)(ii) of that rule.

INTERNATIONAL EQUITY SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED
<u>December 31, 2019</u>

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraphs (k)(2)(i) and (k)(2)(ii) of that rule.



berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
International Equity Services Inc.

We have reviewed management's statements, included in the accompanying **International Equity Services Inc.** Exemption Report, in which (1) International Equity Services Inc. identified the following provisions of 17 C.F.R. § 15c3-3 (K) under which International Equity Services Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(i)* and *(2)(ii)*, (the "Exemption Provisions") and (2) International Equity Services Inc. stated that International Equity Services Inc. met the identified Exemption Provisions throughout the most recent fiscal year without exception. International Equity Services Inc.'s management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Equity Services Inc.'s compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraphs (K)(2)*(i)* and (K)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 13, 2020

INTERNATIONAL EQUITY SERVICES, INC.

EXEMPTION REPORT

International Equity Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) and (k)(2)(ii) throughout the most recent fiscal year without exception.

International Equity Services, Inc.

I, PAUL DOS SANTOS, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: President and FINOP

Date: March 13, 2020